SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2007

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated February 12, 2007 in relation to the Registrant’s very substantial disposal and resumption of trading.
1.2	Press Release dated February 12, 2007 in relation to the Registrant’s sale of India Business to Vodafone.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

VERY SUBSTANTIAL DISPOSAL

and

RESUMPTION OF TRADING

The Directors are pleased to announce that on 11 February 2007 the Company entered into an agreement to sell its entire direct and indirect equity and loan interests, held through subsidiaries, in its Indian mobile telecommunications operation comprising the Hutchison Essar Group to Vodafone International Holdings B.V., a wholly owned subsidiary of Vodafone Group Plc, for a total cash consideration of approximately US$11,080 million (approximately HK$86,570 million) (before costs, expenses and Interest) based on an enterprise value of US$18,800 million (approximately HK$146,890 million) for 100% of Hutchison Essar.

Upon Completion, the Company is expected to realise an estimated before tax gain of approximately US$9,610 million (approximately HK$75,080 million) from the Transaction. The Transaction is expected to result in a net cash inflow to the Group of approximately US$11,000 million (approximately HK$85,900 million).

The Transaction constitutes a very substantial disposal for the Company under Chapter 14 of the Listing Rules and is subject to the approval of the Shareholders. The Circular which contains details of the Transaction and a notice convening the EGM will be despatched to Shareholders as soon as practicable after the date of this announcement. To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, no Shareholder has a material interest in the Transaction and thus no Shareholder is required to abstain from voting at the EGM.

At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on 12 February 2007 pending the issue of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares from 9:30 a.m. on 13 February 2007.

THE AGREEMENT

Date

11 February 2007

Parties

(1)	Company

(2)	Purchaser

Transaction

The Company has agreed to procure the sale of, and the Purchaser has agreed to purchase, on Completion, the Sale Shares and the Sale Loans on the terms and conditions set out in the Agreement.

Through the Transaction, the Purchaser will acquire all of the Company’s 66.9848% direct and indirect equity and loan interests, held through subsidiaries, in its Indian mobile telecommunications operation comprising the Hutchison Essar Group.

The Purchaser has agreed in the Agreement to make an offer to acquire from the Essar Group its entire interest in the Hutchison Essar Group at a price which values its interest on the same basis as the Sale Shares.

Consideration

The Consideration for the Transaction is approximately US$11,080 million (approximately HK$86,570 million) (before costs, expenses and Interest) and is payable, together with Interest, in cash on Completion. The Consideration was arrived at after arm’s length negotiations and taking into account the prevailing commercial and business conditions in which the Sale Group operates.

The Transaction was based on an enterprise value of US$18,800 million (approximately HK$146,890 million) for 100% of Hutchison Essar which after deducting relevant net debt in Hutchison Essar and in various holding companies that hold the Company’s interest in Hutchison Essar resulted in a value of US$11,080 million (approximately HK$86,570 million) for the Sale Shares and the Sale Loans.

Conditions Precedent

Completion of the Transaction is conditional upon the satisfaction or waiver of the following conditions (the “Conditions”):

(a) all requisite consents of the FIPB to the sale and purchase of the Sale Share having been obtained, provided that such consents are not subject to a condition or other requirement which, if implemented, would require the disposal of, or cause an adverse effect on, the assets and/or liabilities of the Hutchison Essar Group taken as a whole, in an amount of US$500 million or more (the “FIPB Condition”); and

(b) Shareholders’ approval for the Transaction having been obtained (the “Shareholders’ Condition”).

The FIPB Condition may be waived by the Purchaser by notice in writing to the Company. If the FIPB Condition is not satisfied or waived within 120 days of the date of the Agreement, the Company may, in its sole discretion, at any time thereafter terminate the Agreement. The Shareholders’ Condition is not capable of being waived by either the Purchaser or the Company.

Completion

Completion shall take place on the later of:

(a) 2 April 2007; and

(b) the sixth Business Day after the day on which the last of the Conditions has been satisfied or waived.

If a Prohibition has been imposed before 2 April 2007 but subsequently ceases to exist provided that the Conditions have been fulfilled or waived, then Completion shall take place no later than 15 days after the date upon which the Prohibition ceased to exist, provided that as at the date scheduled for Completion, there is no other Prohibition in existence at that time. The Agreement provides for certain termination rights arising as a result of circumstances tied to the existence of a Prohibition.

REASONS FOR, AND BENEFITS OF, THE TRANSACTION

The Consideration represents an attractive valuation for the Sale Group and a premium to comparable telecommunications assets in India. The Transaction will unlock substantial value for the benefit of the Shareholders and the Company will realise a substantial profit.

The Directors (including the Independent Non-executive Directors) consider the terms of the Agreement, which were reached based on arms’ length negotiations, to be fair and reasonable and in the interests of the Company and the Shareholders as a whole.

FINANCIAL EFFECTS OF THE TRANSACTION

Upon Completion, the Company is expected to realise an estimated before tax gain of approximately US$9,610 million (approximately HK$75,080 million) from the Transaction. The Transaction is expected to result in a net cash inflow to the Group of approximately US$11,000 million (approximately HK$85,900 million).

USE OF PROCEEDS FROM THE TRANSACTION

The Company has not made a final decision on the use of proceeds from the Transaction. Its intention is that, subject to undertaking a detailed review of the Group’s capital needs, appropriate portions of such proceeds will be applied towards reduction of the Group’s indebtedness, making distributions to its Shareholders by way of a special dividend and funding suitable investment opportunities including investments in existing growth markets and new markets to be identified with the balance to be retained by the Group for general working capital purposes. The Company shall further disclose to the Shareholders the intended use of the proceeds upon a final decision thereon being made.

INFORMATION ON THE SALE GROUP

The Sale Group is engaged in mobile telecommunications businesses in India.

For the financial year ended 31 December 2004, the audited consolidated profit before tax and the audited consolidated profit for the year of the Sale Group were approximately HK$1,038 million (approximately US$133 million) and HK$1,009 million (approximately US$129 million), respectively. For the financial year ended 31 December 2005, the audited consolidated profit before tax and the audited consolidated profit for the year of the Sale Group were approximately HK$2,185 million (approximately US$280 million) and HK$2,064 million (approximately US$264 million), respectively.

The audited consolidated net asset value of the Sale Group as at 31 December 2005 was approximately HK$1,790 million (approximately US$229 million).

The Sale Group’s financial information was prepared in accordance with the Hong Kong Financial Reporting Standards. Until Completion, the results of the Sale Group will continue to be consolidated with the results of the Group.

On Completion, the Sale Group will cease to be subsidiaries of the Company.

INFORMATION ON THE GROUP

The Group is a leading global provider of telecommunications services. It currently operates mobile and fixed telecommunications services in Hong Kong and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam.

INFORMATION ON THE PURCHASER

The Purchaser is a wholly owned subsidiary of Vodafone Group Plc (“Vodafone”). Vodafone is the one of the world’s leading international mobile communications group with operations in 25 countries across five continents and over 200 million proportionate customers by the end of January 2007. Vodafone’s ordinary shares are listed on the London Stock Exchange and its American depository shares are listed on the New York Stock Exchange.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, the Purchaser and its ultimate beneficial owner are third parties independent of the Company and of the connected persons of the Company.

LISTING RULES IMPLICATIONS FOR THE COMPANY

The Transaction constitutes a very substantial disposal for the Company under Chapter 14 of the Listing Rules and is subject to the approval of the Shareholders.

The Circular which contains, amongst others, details of the Transaction and a notice convening the EGM will be despatched to the Shareholders as soon as practicable after the date of this announcement.

To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, no Shareholder has a material interest in the Transaction and thus no Shareholder is required to abstain from voting at the EGM.

SUSPENSION AND RESUMPTION OF SHARE TRADING

At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on 12 February 2007 pending the issue of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the Shares from 9:30 a.m. on 13 February 2007.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“ADS(s)”	American depositary share(s) issued by Citibank N.A., each representing ownership of 15 Shares

“Affiliates”	in relation to any person, any subsidiary or holding company of such person and any subsidiary of any such holding company

“Agreement”	the agreement dated 11 February 2007 entered into between the Company and the Purchaser for the sale and purchase of the Sale Shares and the Sale Loans

“Array”	Array Holdings Limited, a company incorporated in Mauritius and a wholly owned subsidiary of CGP

“Board”	the board of Directors

“Business Day”	any day (excluding a Saturday, Sunday or public holiday) when commercial banks are open for business in London, Mumbai, New York and Hong Kong

“CGP”	CGP Investments (Holdings) Limited, a company incorporated in the Cayman Islands and an indirect wholly owned subsidiary of the Company immediately prior to Completion

“Circular”	the circular to the Shareholders on the Transaction to be despatched by the Company as soon as practicable after the date of this announcement

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange and ADSs are listed on the New York Stock Exchange

“Completion”	completion of the Transaction

“connected person”	has the meaning ascribed to that expression in the Listing Rules

“Consideration”	the consideration for the Transaction, being approximately US$11,080 million (approximately HK$86,570 million) (before costs, expenses and Interest)

“Directors”	directors of the Company

“EGM”	the extraordinary general meeting of the Company to be convened and held to consider and approve the Transaction

“Essar Group”	Essar Teleholdings Limited and its Affiliates, which together holds the remaining approximately 33% equity interest in Hutchison Essar not held, directly or indirectly, by the Company

“FIPB”	the Foreign Investment Promotion Board of the Ministry of Finance of the Government of India

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hutchison Essar”	Hutchison Essar Limited, a company incorporated in India, and a non wholly owned subsidiary of the Company that is an Indian mobile telecommunications operator of the Group and the holding company of the seven other Indian mobile telecommunications operators of the Group

“Hutchison Essar Group”	Hutchison Essar and its subsidiaries

“India”	the Republic of India

“Interest”	interest on the Consideration from the date of the Agreement to the date of Completion at LIBOR (compounded and reset monthly) calculated by reference to the actual number of days elapsed and on the basis of a 360-day year

“LIBOR”	shall have the meaning ascribed to such term in the Agreement

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Prohibition”	shall have the meaning ascribed to such term in the Agreement which has the effect of prohibiting or restraining the parties from consummating the Transaction

“Purchaser”	Vodafone International Holdings B.V., a company incorporated in the Netherlands and the purchaser under the Agreement

“Transaction”	the proposed sale and purchase of the Sale Shares and the Sale Loans on the terms and conditions set out in the Agreement

“Sale Group”	the group comprising CGP and its subsidiaries, including the Hutchison Essar Group

“Sale Loans”	all inter-company loans owing by CGP and Array to an indirect wholly owned subsidiary of the Company at Completion, including any accrued but unpaid interest (if any) on the date of Completion

“Sale Shares”	the entire issued share capital of CGP

“Shareholder(s)”	holder(s) of the Shares

“Share(s)”	ordinary share(s) in the capital of the Company with a nominal value of HK$0.25 each

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that expression in Listing Rule 1.01

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“US$”	United States dollars, the lawful currency of the United States of America

For the purpose of this announcement and for reference only, the exchange rate of US$1.00 to HK$7.8131 is adopted.

As at the date of this announcement, the Directors are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY

Non-executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mrs. CHOW WOO Mo Fong, Susan
Mr. Frank John SIXT	(Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)
Mr. Naguib SAWIRIS	Mr. CHAN Ting Yu
Mr. Aldo MAREUSE	(Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff
(Alternate to Mr. Tim Pennington)
Mr. Martin MICHLMAYR
(Alternate to Mr. Naguib Sawiris)
Mr. Ragy SOLIMAN
(Alternate to Mr. Aldo Mareuse)

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 12 February 2007

Exhibit 1.2

HUTCHISON TELECOM TO SELL INDIA BUSINESS TO VODAFONE

HONG KONG, 12 February 2007 - Hutchison Telecommunications International Limited (“Hutchison Telecom”, “the Company”, SEHK: 2332, NYSE: HTX) announced today that it has entered into a binding agreement with a subsidiary of Vodafone Group Plc (“Vodafone”) to sell its 67% direct and indirect equity and loan interests in Hutchison Essar Limited (“Hutchison Essar”) for a total cash consideration (before costs, expenses and interests) of approximately US$11.1 billion or HK$87 billion.

The transaction values Hutchison Essar at approximately US$18.8 billion or HK$147 billion on a 100% enterprise value basis. The transaction is expected to close in the second quarter of 2007 and is conditional on Indian regulatory approvals and Hutchison Telecom’s shareholders’ approval. Upon completion of the transaction, the Company is expected to realise an estimated gain before tax of approximately US$9.6 billion or HK$75 billion.

Canning Fok, Chairman of Hutchison Telecom said: “This is a landmark transaction for India, the Company and its shareholders. Together with our partners, the Essar Group, we have built a truly great company in Hutchison Essar, and this has been reflected in the price we have achieved today. It represents a sizable premium on the company’s investment and unlocks substantial value for our shareholders.”

“We are proud to have built one of the successful, respected and valuable businesses serving India’s rapidly growing telecom market. I would like to express our appreciation to the management team and all the staff at Hutchison Essar who have worked so hard to achieve this result,” Mr Fok said.

Building on its track record, Hutchison Telecom will continue its successful strategy of becoming a leading mobile operator in dynamic markets, including in its existing operations in Hong Kong, Israel, Indonesia, Vietnam, Macau, Thailand, Sri Lanka and Ghana.

The transaction is also subject to the approval of shareholders at a meeting which will be held as soon as practicable.

- End -

For enquiries, please contact:

Mickey Shiu

Corporate Communications

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel. Its leading brands include “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

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Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

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